UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Composite Technology Corporation

File No. 000-10999 - CF#25095

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Composite Technology Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 16, 2010.

Based on representations by Composite Technology Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through April 27, 2013
Exhibit 10.4	through April 27, 2013
Exhibit 10.5	through April 27, 2013
Exhibit 10.6	through April 27, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel